ALLIED GOLD LIMITED

11 November 2009

Company Announcements Office
Australian Stock Exchange Ltd

CONFIRMATION OF RESOLUTIONS PASSED AT ANNUAL GENERAL MEETING

Allied Gold Limited advises that all of the resolutions put to the annual general meeting of shareholders held today were passed on a show of hands. No other resolutions were put to the meeting. In accordance with section 251AA of the Corporations Act 2001, we advise that proxy votes were received as follows:

		For	Against	Abstain	Proxy Holder Discretion
Resolution 1	Adoption of Remuneration Report	179,099,138	10,792,522	17,832,163	612,762
Resolution 2	Re-Election of Director – Gregory Steemson	200,826,567	5,708,432	1,188,824	612,762
Resolution 3	Re-election of Director – Montague House	206,602,656	852,343	268,824	612,762
Resolution 4	Re-Election of Director – Frank Terranova	204,738,186	2,932,813	48,824	612,762
Resolution 5	Ratification of Prior Issue	74,203,274	6,317,087	146,194	316,210
Resolution 6	Issue of Director Options – Montague House	140,556,796	48,492,650	18,614,833	316,210
Resolution 7	Issue of Director Options – Mark Caruso	142,483,367	59,754,759	2,495,128	316,210
Resolution 8	Issue of Director Options – Frank Terranova	144,960,867	54,338,105	2,495,128	316,210

Yours faithfully

Peter Torre
Company Secretary.